File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	5 October 2005
Company	Securities and Exchange Commission
Fax no	+ 1 202 772 92 07
To	Special Counsel/Office of International Corporate Finance
From	Bodil Eriksson, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

05011644

SCA

Re: Svenska Cellulosa Aktiebolaget SCA
Rule 12g3-2 (b) Exemption
File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Nomination Committee for the 2006 Annual General Meeting"** which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Bodil Eriksson / Margareta Hed

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Encl.

10/5

RELEASE

File no. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 Stockholm, Sweden
Tel. +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com

SCA

Nomination Committee for the SCA 2006 Annual General Meeting

In accordance with the decision at the 2005 Annual General Meeting, the composition of the Nomination Committee in advance of the 2006 Annual General Meeting is hereby announced.

The Nomination Committee, whose task is to present proposals to the 2006 Annual General Meeting regarding the composition of SCA's Board of Directors and other matters, comprises Carl-Olof By, AB Industrivärden, also Chairman of the Nomination Committee, Curt Källströmer, Handelsbanken's pension foundations and others, Björn Lind, SEB Fonder, Björn Fransson, Fjärde AP-fonden (national pension fund), Caroline af Ugglas, Skandia Liv, and Sverker Martin-Löf, Chairman of the Board of SCA.

The SCA Annual General Meeting will be held on Thursday, 6 April 2006 in Stockholm.

Stockholm, 5 October 2005
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations